Exhibit 99.63

Canopy Growth and Constellation finalize previously announced strategic transaction

SMITHS FALLS, ON, Nov. 2, 2017 /CNW/ - Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or the “Company”) has completed the previously announced transaction that saw Constellation Brands (“Constellation”) (NYSE: STZ and STZ.B) strategically invest CDN $245 million in Canopy Growth in exchange for 9.9% equity in the Company following completion of the investment. As a result, the Company has today issued 18,876,901 common shares in the Company to an affiliate of Constellation in exchange for CDN $244,990,084.25.

In addition, the Company also issued 18,876,901 warrants to the Constellation affiliate as part of this investment.

Management looks forward to a long and productive collaborative relationship with Constellation.

Here’s to Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2017/02/c1997.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communicationsm, Jordan@tweed.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 08:59e 02-NOV-17